CUTLER LAW GROUP
Attorneys at Law                                        M. Richard Cutler, Esq.*
9814 Crystal Blvd                                       M Gregory Cutler, Esq.**
Baytown, Texas 77521
(281) 918-0040 Tel  (800) 836-0714 Fax           *Admitted in California & Texas
www.cutlerlaw.com                                          **Admitted in Florida
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                                October 7, 2009

Jenn Do, Division of Corporate Finance
Terrence O'Brien, Branch Chief
Tracey Houser, Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

RE:  EXTENSIONS, INC.
     FORM 10-K/A FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
     FILED APRIL 15, 2009, MAY 21, 2009, JUNE 18, 2009 AND SEPTEMBER 30, 2009
     FORM 10-Q/A FOR THE QUARTER ENDED MARCH 31, 2009
     FILED MAY 18, 2009, JUNE 18, 2009, AND SEPTEMBER 30, 2009
     FILE NO. 0-26493

Gentlemen and Ladies:

     This letter accompanies Amendment No. 4 to the Annual Report on Form 10-K and Amendment No. 4 to the Quarterly Report on Form 10-Q filed by Extensions, Inc. (the "Company") on October 7, 2009. We are in receipt of your correspondence dated October 7, 2009, and addressed to BB Tuley, Chief Financial Officer of the Company. This letter includes responsive comments to your letter. We have attached to this correspondence a pdf copy of the filings marked to show changes from the original.

     The responses contained herein correspond in Part and Number to the comments in your letter of October 7, 2009. The page numbers reflect the page numbers in the marked pdf copy of the Amended Form 10-K and Amended Form 10-Q attached hereto.

Form 10-K/A No. 3 for the Fiscal Year Ended December 31. 2008 filed on September
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30. 2009
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1.   As previously requested, if you continue to file two versions of your filings (i.e., a text format and a PDF format), please ensure both versions are exactly the same. Specifically for your Form 10-K, your PDF format document contains Exhibits 31.1, 31.2, 32.1, and 32.2 that refer to Amendment No. 2 to your Form 10-K rather than to Amendment No. 3 to your Form 10-K. Please amend your Form 10-K for fiscal year 2008 to include Sections 302 and 906 certifications that refer to the correct document in all formats filed on EDGAR.

We have Amended Form 10-K to reflect that it is Amendment No. 4 and that the previous exhibit was Amendment No. 3; and exhibits 31.1, 31.2, 32.1, and 32.2 to refer to Amendment No. 4.

Form 10-Q/A No. 3 for the Fiscal Quarter Ended March 31. 2009 filed on September
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30. 2009
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Cover
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2.   With the next amendment, please refer to the correct amendment number, which will be the fourth amendment. In this regard, the amendment filed on September 30, 2009, was the third amendment rather than the second amendment

We note that this Amendment is the fourth, and have amended the 10-Q accordingly.

Exhibits 31.1, 31.2, 32.1, and 32.2
-----------------------------------

3. Please revise your Sections 302 and 906 certifications to refer to the correct document in each of the formats filed on EDGAR. In this regard, please ensure your next amendment refers to Amendment No. 4 to the Report on Form 10-Q for the fiscal quarter ended March 31, 2009.

We have amended the exhibits to refer to Amendment No. 4.

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     If you have any further questions or comments, please do not hesitate to contact us.

                              Very truly yours,


                              \s\ M Gregory Cutler
                              M Gregory Cutler
                              Cutler Law Group